SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

RYANAIR LAUNCHES LONDON 2014 WINTER SCHEDULE

8 NEW ROUTES, MORE FLIGHTS ON 36 BUSINESS ROUTES

ATHENS, BASEL, BORDEAUX, BUCHAREST, PERPIGNAN, PRAGUE, RABAT & SKELLEFTEA

Ryanair, Europe's favourite low fares airline, today (19 Mar) released its London Stansted 2014 winter schedule, with 8 new routes and increased flights on 36 other routes, which will deliver growth of 2m customers p.a. and support 2,000* new on-site jobs at London Stansted Airport.

Ryanair's winter 2014 schedule at London Stansted will deliver:

• 8 new routes: Athens, Basel, Bordeaux, Bucharest, Perpignan, Prague, Rabat & Skelleftea
• 109 Stansted routes in total
• Growth from 490 to over 700 weekly flights
• Increased frequencies & improved schedules on 36 business routes
• Over 2m new Ryanair customers p.a. at Stansted (15.1m in total)
• Over 2,000* additional jobs sustained at Stansted Airport

Ryanair celebrated its London Stansted winter schedule and 8 new routes by releasing 100,000 seats for sale across its European network, at prices from £19.99 for travel in April and May. These low fare seats are available for booking until midnight Thur (20 Mar). Ryanair's Stansted winter schedule goes on sale on the Ryanair.com website tomorrow.

In London, Ryanair's Michael O'Leary said:

"Ryanair is pleased to launch our London Stansted 2014 winter schedule, with 8 new routes to Athens, Basel, Bordeaux, Bucharest, Perpignan, Prague, Rabat and Skelleftea, as well as increased frequencies on 36 other routes, all of which go on sale on the Ryanair.com website tomorrow. As Stansted's biggest airline, Ryanair looks forward to continuing to work closely with M.A.G. to grow traffic, routes and jobs at Stansted Airport.

Our 8 new winter routes with multiple daily frequencies are ideal for business passengers or families booking a winter sun or ski getaway. Ryanair customers can also enjoy our recent customer service improvements including a second free carry-on bag, allocated seating and the use of portable electronic devices, with further improvements to be rolled out over the coming months.

To celebrate our Stansted winter 2014 schedule and 8 new routes, we are releasing 100,000 seats on sale from £19.99 for travel in April and May, which are available for booking until midnight Thursday (20 Mar). Since these low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

London Stansted Managing Director, Andrew Harrison, said:

"Today's announcement is fantastic news for Stansted. Ryanair is a very valued customer and the boost to next winter's schedules, including new destinations and increased frequencies on key routes, gives leisure and business passengers even greater choice at great value and builds on the strength of Ryanair's extensive network here at Stansted, their largest base in Europe.

M.A.G. acquired Stansted to unlock its full potential and return the airport to sustained growth.  We're making excellent progress with our £80m investment to transform the terminal building and the new security search area - double the size of the previous - is already open for business and work is now underway to transform services and facilities for passengers in the departure lounge.

Ryanair passengers are already benefiting from customer service improvements including a second free bag and allocated seating with more changes to come. Ryanair is changing, Stansted is changing and today's announcement is further evidence that we are succeeding in transforming Stansted under our new ownership."

Ends.

*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:
                                    Robin Kiely                                          Maria Macken
                                    Ryanair Ltd                                          Ryanair Ltd
                                    Tel: +353-1-9451212                         Tel: +353-1-508 1786
                                    press@ryanair.com                            mackenm@ryanair.com

Follow us on Twitter: @Ryanair

                                              8 New Winter Routes                                                                                                                                                                                                         14 Routes With More Flights
Athens	2 x daily	Barcelona	2 to 4 daily
Basel	1 x daily	Budapest	2 to 3 daily
Bucharest	1 x daily	Cork	2 to 3 daily
Prague	1 x daily	Lisbon	2 to 3 daily
Bordeaux	3 x weekly	Madrid	2 to 3 daily
Perpignan	3 x weekly	Berlin	9 pw to 2 daily
Rabat	3 x weekly	Bari	4 pw to daily
Skelleftea	2 x weekly	Marrakesh	3 pw to daily
		Palma	3 pw to daily
		Salzburg	3 pw to daily
		Paphos	4 pw to daily
		Seville	5 pw to daily
		Tenerife	5 pw to daily
		Thessaloniki	4 pw to daily

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 March, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary